Trust for Credit Unions
4400 Computer Drive
Westborough, MA 01581
October 17, 2008
VIA EDGAR
U.S. Securities and Exchange Commission
Office of Registration and Reports
100 F Street, N.E.
Washington, D.C. 20549

Re:	Trust for Credit Unions (the “Trust”) File No. 811-05407
Ladies and Gentlemen:
On behalf of Trust for Credit Unions (the “Trust”), enclosed for filing, pursuant to Rule 17g-1 (the “Rule”) of the Investment Company Act of 1940, as amended (the “1940 Act”), are the following documents:
1)	copies of Riders 5 and 6 to the Financial Institution Investment Company Asset Protection Bond No. 82126678 of the Trust, which was previously filed via EDGAR on April 18, 2008 (Accession No. 0000935069-08-000934) (the “Fidelity Bond”) that reflect (i) deleting endorsement No. 3 in its entirety and (ii) correcting the Automatic Increase in Bond limit from $1,250,000 to $2,500,000; and

2)	a copy of the resolutions adopted at a meeting of the Board of Trustees of the Trust held on January 7, 2008, at which a majority of the Trustees who are not “interested persons” of the Trust as defined by Section 2(a)(19) of the 1940 Act, approved the amount, type, form and coverage of the Fidelity Bond.
The premium of $3,750 was paid for the one-year period commencing on January 14, 2008 and ending on January 14, 2009.
Should you have any questions, please contact the undersigned at (610) 382-8667.
Sincerely,
/s/ David C. Lebisky
David C. Lebisky
Assistant Secretary

cc:	Jay Johnson (Callahan Financial Services, Inc.) Mary Jo Reilly (Drinker, Biddle & Reath LLP)

FEDERAL INSURANCE COMPANY

Endorsement No.:	5

Bond Number:	82126678
NAME OF ASSURED: TRUST FOR CREDIT UNIONS

DELETE AN ENDORSEMENT
It is agreed that this Bond is amended by deleting Endorsement Number(s) 3 in its entirety.
This Endorsement applies to loss discovered after 12:01 a.m. on January 14, 2008.
ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: October 1, 2008	By
Authorized Representative

ICAP Bond
Form 17-02-5647 (Ed.11-03)

ENDORSEMENT/RIDER

Effective date of this endorsement/rider: January 14, 2008	FEDERAL INSURANCE COMPANY

	Endorsement/Rider No.	6

	To be attached to and form a part of Bond No.	82126678
Issued to: TRUST FOR CREDIT UNIONS

AUTOMATIC INCREASE IN LIMITS ENDORSEMENT
In consideration of the premium charged, it is agreed that GENERAL AGREEMENTS, Section C. Additional Offices Or Employees-Consolidation, Merger Or Purchase Or Acquisition Of Assets Or Liabilities-Notice To Company, is amended by adding the following subsection:
Automatic Increase in Limits for Newly Created Investment Companies or Increases in Assets
If an increase in bonding limits is required pursuant to rule 17g-1 of the Investment Company Act of 1940 (“the Act”), including an increase due to the creation of a new registered management investment company, the minimum required increase in limits shall take place automatically without payment of additional premium for the remainder of the Bond Period, provided that the total combined Limit of Liability for all ASSUREDS under this Bond does not exceed $2,500,000 as a result of such increase. If the Act requires bonding limits in excess of $2,500,000, then the increase in limits shall not occur unless the COMPANY has agreed in writing to do so.
The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.
All other terms, conditions and limitations of this Bond shall remain unchanged.

Authorized Representative

14-02-11919 (03/2006)	Page 1

RESOLUTIONS FROM THE MINUTES OF
THE BOARD OF TRUSTEES MEETING HELD ON JANUARY 7, 2008
Trust for Credit Unions
(the “Trust”)
     RESOLVED, that a fidelity bond naming Trust for Credit Unions (the “Trust”) as an insured is hereby authorized in the amount of $1,250,000 for a period of one-year commencing on January 14, 2008;
     FURTHER RESOLVED, that the proper officers of the Trust are hereby authorized to request premium quotations in connection with obtaining such bond from reputable fidelity insurance companies, and to obtain such bond from the carrier deemed by such officers to have provided the most favorable terms of coverage and premium;
     FURTHER RESOLVED, that any officer of the Trust is hereby authorized to pay the premium payable with respect to such bond in accordance with the foregoing resolutions;
     FURTHER RESOLVED, that the form and amount of the bond and the payment by the Trust of the premium therefor are approved after consideration of all factors deemed relevant by the Trustees;
     FURTHER RESOLVED, that the proper officers of the Trust are hereby authorized to increase the amount of fidelity bond coverage from time to time to enable the Trust to remain in compliance with the Investment Company Act of 1940 (the “1940 Act”) and the rules thereunder; and
     FURTHER RESOLVED, that David Lebisky is hereby designated as the officer of the Trust responsible for making the necessary filings and giving the notices with respect to such bond required by paragraph (g) of Rule 17g-1 under the 1940 Act.